3-1-02

02026509

0-16174

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . March 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel..........
(Address of principal executive offices)

March 15, 2002

Dear Fellow Shareholder:

You are cordially invited to attend the Company's General Meeting to be held at 16:00 p.m. on April 22, 2002 at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel.

This year's meeting will be conducted in accordance with our new Articles of Association that you approved last year. The new articles came into effect on January 1, 2002.

Shareholders at any general meeting are entitled, by majority vote, to elect Directors in three classes to three-year terms of office. Shareholders are also entitled to elect Directors to any vacant position to terms that may be of one or two years only. In accordance with the new Articles of Association, all of the directors not nominated last year for a three-year term need to be reelected under the new provisions. The following table sets forth information about the nominees to serve as Directors.

Name	Principal Occupation	For a Term Ending
Eli Hurvitz	CEO of Teva, retiring at the end of April, 2002	2005
Prof. Michael Sela	Former president of Weizmann Institute	2005
Harry Snyder	Former president and owner of Biocraft Laboratories Inc.	2005
Ruth Cheshin	President of the Jerusalem Foundation	2005
Dr. Max Reis	Retired Professor of Chemical Engineering	2003
Amir Elstein	Co-Managing Director of Intel Electronics Ltd. (Intel Israel)	2003

In addition to these proposed directors, the directors currently serving who were appointed last year for a three year term are: Prof. Meir Heth, Dov Shafir, Prof. Moshe Mani, Barry Cohen and Leslie Dan.

Under the terms of our new Articles of Association, any shareholder may nominate candidates for election up to the date of the Annual Meeting in accordance with the provisions set forth in Article 60(e).

In accordance with Israel's Companies Law, Israeli companies are required to appoint two independent directors. Mr. Aviho Olshansky, a financial consultant, and Mr. Ori Slonim, an attorney, currently serve Teva in such capacity, with terms of office expiring in December 2002 and October 2003, respectively.

At this year's General Meeting shareholders will be asked to approve an increase in the Company's registered share capital, as well as a technical amendment to Article 14, enabling additional authorized persons to execute share certificates on behalf of the Company.

The General Meeting will act to (i) receive the 2001 consolidated financial statements, (ii) declare the cash dividends paid in respect of the year ended December 31, 2001 to be final, (iii) elect the new Board of Directors and (iv) reappoint Kesselman & Kesselman as the Company's independent public accountants for the year ending December 31, 2002.

In addition, the General Meeting will act to (i) approve non-employee director compensation, (ii) approve terms of employment of the employee directors, (iii) approve bonuses and (iv) approve stock option plans. This year the General Meeting will also act to approve the renewal of the Company's directors and officers insurance policy.

Under the terms of the Depositary Agreement among Teva, the Bank of New York, which acts as the Depositary, and the holders of the Company's ADRs, the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by your ADRs in accordance with your instructions. If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the Ordinary Shares represented by your ADRs to a person designated by the Company.

At the meeting, management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel on April 22, 2002 at 16:00 p.m.

The Agenda for the Annual General Meeting is as follows:

I. To adopt the following resolutions by simple majority of those in attendance in person or by proxy:

1. To receive the Company's Consolidated Balance Sheet as of December 31, 2001 and the Consolidated Statements of Income for the year then ended;

2. To approve the Board of Directors' recommendation that the cash dividend for the year ended December 31, 2001, which was paid in four installments and aggregated 1.24 NIS (approx. 28 cents) per Ordinary Share, be declared final;

3. To elect directors:

The nominees of the Board of Directors to serve a three year term are: Mr. Eli Hurvitz, Prof. Michael Sela, Mr. Harry Snyder and Ms. Ruth Chesin and to serve a one year term: Dr. Max Reis and Mr. Amir Elstein.

4. a. To approve the terms and remuneration of the non-employee Directors with such annual and per meeting remuneration to be adjusted only by the increases in the Israeli Consumer Price Index. Employee directors are not entitled to this remuneration.

b. To approve the terms of Mr. Hurvitz's employment by the Company in charge of global strategy, following his resignation as the President and C.E.O. of the Company, for a term of five years and a salary being that approved by last year's annual meeting, adjusted for increases in the Israeli Consumer Price Index.

c. To approve a bonus for 2001 to Mr. Hurvitz in the amount of 1.5 million NIS.

5. a. To approve 300,000 stock options for Mr. Eli Hurvitz, the Company's outgoing CEO, in recognition of his contributions to the Company. The exercise price will be the closing price of the Teva shares on the day prior to the meeting. The options will vest in three installments, a third after 12 months, the second third after 24 months and the balance after 36 months from the date of grant and will be exercisable for a period of no more than eight years from the date of grant.

b. To approve 400,000 stock options for Mr. Eli Hurvitz in consideration of his agreement to remain in the Company's employ for another five years. The exercise price will be the closing price of the Teva shares on the day prior to the meeting. The options will vest in four installments, a quarter after 12 months, half after 24 months, three quarters after 36 months and the balance after 48 months from the date of grant. They will be exercisable for a period of no more than eight years from the date of grant and will terminate upon Mr. Hurvitz's retirement from the employ of the Company.

6. To grant 30,000 stock options to each of two non-employee directors: Prof. Meir Heth, the chairman of the board, and Mr. Dov Shafir, the chairman of the executive committee. The exercise price will be the closing price of the Teva

shares on the day prior to the meeting. The options will be exercisable for a period of no more than eight years from the date of grant.

7. To approve the purchase of director's and officer's liability insurance for the directors and officers of the Company and its subsidiaries, with the same annual coverage of $200 million covering the period from June 1, 2002 through May 31 2003.

8. To ratify the appointment of Kesselman & Kesselman as independent public accountants of the Company for the year ending December 31, 2002 and to authorize the Board of Directors to determine their remuneration.

II. To adopt the following resolutions by 75% of those in attendance in person or by proxy:

9. To increase the registered share capital of the Company by NIS 50,000,000 to a total of NIS 1,000,000,000, by the creation of 500,000,000 additional Ordinary Shares of NIS 0.1 each and to amend Article 6 of the Company's Articles of Association in accordance with the foregoing resolution so that it will now read as follows:

"The registered share capital of the Company is NIS 100,000,000 (one hundred million New Israel Shekels) consisting of 1,000,000,000 shares of NIS 0.1 par value each, divided as follows:

999,575,693	Ordinary Shares par value NIS 0.1 per share
424,247	Ordinary "A" Shares par value NIS 0.1 per share
60	Deferred Shares par value 0.1 NIS per share.

10. To amend the first sentence of Article 14 of the Company's Articles of Association so that it will now read as follows:

"The share certificates shall be issued by the Company and shall bear the properly affixed signature of two Directors, or of any two of the following: a Director, the Chief Executive Officer, the Chief Financial Officer, the Treasurer or the Secretary of the Company."

11. To restate the Company's Articles of Association with a revised version including the aforementioned resolutions subject to their adoption at the meeting.

Shareholders of record at the close of business on March 15, 2002 will be entitled to notice of and to vote at the meeting.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
Uzi Karniel, Adv.
Secretary

TEVA PHARMACEUTICAL INDUSTRIES LTD.


TEVA

2001 Annual Report on Form 20-F

Financial Highlights

In $ millions (except where noted)	2001	2000	1999	1998
Net Sales	2,077	1,750	1,282	1,116
Of which: Sales in Europe and North America	1,746	1,430	998	802
R&D Expenses(1)	169	132	92	76
Net Income(2)	288	184	135	99
Earnings per ADR (diluted) ($)(2) (3)	2.11	1.41	1.09	0.80
Weighted Number of ADRs (millions)(3)	141	132	123	123
Shareholders' Equity	1,381	1,151	747	665
Number of Employees	8,990	8,630	6,360	6,240

Net Sales
(US $ in millions)


1,116
1,282
1,750
2,077
1998
1999
2000
2001

Net Income(2)
(US $ in millions)


99
135
184
288
1998
1999
2000
2001

Earnings per ADR(2)(3)
(in US $)


0.80
1.09
1.41
2.11
1998
1999
2000
2001

Shareholders' Equity
(US $ in millions)


665
747
1,151
1,381
1998
1999
2000
2001

(1) Before acquired rights with respect to R&D in process: 2000-$35.7 million; 1999-$17.7 million; 1998-$13.5 million;
(2) Before non-recurring expenses (after tax): 2001-$9.7 million; $0.07 per ADR, 2000-$35.7 million; $0.27 per ADR; 1999-$17.7 million; $0.14 per ADR; 1998-$28.5 million; $0.22 per ADR.
(3) Reflects the 2:1 stock split (Feb. 2000)

Dear Shareholders,



Prof. Meir Heth
Chairman of the Board



Eli Hurvitz
President and CEO

2001 was a very good year for Teva. We grew at our target rates, with profits increasing faster than sales as expected and forecasted by us. It was a year fueled by internal growth. While our business development team was very busy looking at many possible acquisition candidates, 2001 was completed without one.

Teva is firmly established as a leader in the U.S. generic market. We believe our current U.S. portfolio and pipeline to be the most comprehensive in the industry. To fortify it further, we entered into a strategic alliance with IMPAX for 12 controlled release products, 6 of which are already on file with the FDA. Among our 2001 launches were important products such as Nabumetone, Calcitriol, Lovastatin, and Famotidine. Of these, Calcitriol and Nabumetone have achieved generic market penetration of over 72% and 87%, respectively.

In order to further enhance our leadership position in the U.S., we focused our attention on our customers, especially our larger ones, to whom we can offer competitive solutions as a result of our significant size and scale. Teva's broad range of products, rich pipeline and high customer service levels ensure our ability to satisfy all of their needs.



COPAXONE

In Europe, we are witnessing more and more government intervention in favor of generics. In France, Europe's fastest growing generic market, we made a firm offer and hope to complete in the second quarter of 2002 the acquisition of Bayer Classics, France's third largest generic company. In Italy, we established our own generic operation and acquired a portfolio of products from Bayer. We are busy launching our Italian portfolio of generic products, just as the government has opened the market. In Germany, we are seeing signs of movement toward a true generic market, away from a branded one.

2001 was indeed a year to remember: Copaxone® was approved under the EU's mutual recognition procedure and its launch is being rolled out in Europe as pricing authorizations are obtained. It is Teva's largest product, with 2001 in-market sales of $363 million. In addition, we recently received FDA approval for our ready to use pre-filled syringe formulation and expect to launch it during the second quarter of 2002. This launch, together with the introduction of the product in Europe, should ensure yet another good year for Copaxone® and our innovative program. We believe that in the long term, we will continue to gain market share as physicians and patients recognize the benefits of Copaxone® over the interferons.



During the course of the year, we conducted a thorough review of our corporate strategy and reached an important, but not surprising conclusion: our core business was and continues to be generics. The review process was done top down and bottom up, and every market, competitor and product thoroughly analyzed.



We learned a tremendous amount about our competitive position and intend to leverage this knowledge in the future.

While we continue to focus our efforts on maintaining our leadership in the global generic industry, we remain committed to our innovative program that leverages Israeli science. Thus, we are gradually increasing our overall spending on R&D.

We have just completed the planning of an internal reorganization that is aimed at better managing Teva's complexity. We believe that this structure will leave our operating units with ample autonomy while at the same time enable Teva to support the global dimensions of its business and achieve global synergies.

In all of our years at Teva, we do not remember a period where our future growth was so promising with encouragement coming from our pipeline, our new organizational structure, our wonderful employees and experienced management.

Teva's achievements in 2001 would not have been possible without the diligent efforts and complete dedication of our employees worldwide.

As we have already announced, at the end of April, Israel Makov will take over the reins as President and Chief Executive Officer of Teva, and we wish him all the best in his new role.

On a personal note, this is the last letter we will be writing you as Chairman and CEO. We would like to thank you, the shareholders for your confidence in us over the years. We are certain that Teva will continue to earn your trust in the future.

Meir Heth

Prof. Meir Heth
Chairman of the Board

E. Hurvitz

Eli Hurvitz
President and CEO

Corporate Directory


TEVA
TEVA
TEVA

Uzi Karniel, Advocate
General Counsel
and Company Secretary

Ron Grupel
Internal Auditor, CPA (Isr.)

Legal Counsel
Tulchinsky - Stern & Co.,
Ramat Gan
Willkie Farr & Gallagher,
New York

Auditors
Kesselman & Kesselman
Certified Public Accountants
(Israel)
Member of PricewaterhouseCoopers
International Limited

Depository and Transfer Agent
The Bank of New York
620 Avenue of the Americas
New York, N.Y. 10011
Tel: (646) 885-3255
Fax:(646) 885-3043

DIRECT STOCK PURCHASE PROGRAM
The Bank of New York administers a 'Global Direct' plan which enables investors to purchase Teva's ADRs without the need to use a broker. For further information on this Direct Stock Purchase Program, call toll free: 1-888-BNY-ADRS
Web Site: www.globalbuydirect.com

Teva's Ordinary Shares are traded on the Tel-Aviv Stock Exchange.

The Company's ADRs are traded on the NASDAQ National Market System under the symbol TEVA, and on SEAQ International in London.
One ADR represents one Ordinary Share.

Teva's options are traded on the American, Chicago and Pacific Stock Exchanges.

Web Site: www.tevapharm.com

Corporate Headquarters
5 Basel St., P.O.Box 3190
Petach Tikva 49131,Israel
Tel. ++972-3-926-7267
Fax. ++972-3-923-4050

Teva North America
Tel. ++1-215-591-3000
Fax.++1-215-591-8600

Teva Europe
Tel. ++31-297-290-200
Fax.++31-297-290-299

Contact:
Dan S. Suesskind, Chief Financial Officer
Tel. ++972-2-5892840
E-mail:dan.suesskind@teva.co.il

Dorit Meltzer, Director, Investor Relations
Tel. ++972-3-9267554
E-mail:dorit.meltzer@teva.co.il

Ayala Miller, Director,
Corporate Communications
Tel. ++972-3-9267262
E-mail:ayala.miller@teva.co.il

Financial Public Relations
Thomson Financial / Carson
New York
Tel. ++1-212-510-9286
Fax.++1-212-363-3971

London
Tel. ++44-207-422-5163
Fax.++44-207-422-5161

The Annual Meeting of Shareholders will be held on April 22, 2002 at 4 p.m. at Teva Pharmaceutical Industries Ltd. Headquarters in Petach-Tikva, Israel.

Teva's Share Price (January 2000 - February 2002)

Recent price (Feb. 28, 2002) $57.03

52-week range $49 – $74.35

Market capitalization $8 billion



2000
2001
2002

Share Information*

ADR

Teva's ADRs are traded on the NASDAQ National Market System under the symbol "TEVA". As of February 2002, there were 1,022 holders of record of the Company's ADRs. (This number excludes stockholders holding stock under nominee position listings).

The number of shares converted into ADRs as of February 2002, was 82.2 million (approximately 64% of total share capital). The average daily volume in 2001 (excluding shares traded in Tel-Aviv) amounted to approximately 1,331,300 ADRs.

The following table sets forth the high and low closing prices of the ADRs (in U.S. $) for the periods indicated:

	1999		2000		2001		**2002****	
	high	low	high	low	high	low	**high**	**low**
First Quarter	23.88	19.94	48.75	32.72	69.95	50.88	64.75	56.79
Second Quarter	25.88	22.63	56.81	32.13	65.88	51.70		
Third Quarter	26.05	23	78	53.75	73.05	56.66		
Fourth Quarter	35.84	23.44	74.69	57.88	68.20	55.34		

*** Through Feb. 28, 2002*

Ordinary Shares

Teva's Ordinary Shares are traded on the Tel-Aviv Stock Exchange (TASE). In 2001 Teva's shares were the most traded on the TASE (13% of the total volume).

Dividend Information

For over 30 years Teva has paid dividends, and since 1987 it has paid dividends on a regular quarterly basis.

Teva's Board of Directors approved a two-for-one stock split of the Company's Ordinary Shares in the form of a 100% stock dividend (February 2000).

Dividends per ADR for the year 2001 amounted to approximately $0.28 (2000: $0.23). Total dividends for 2001 amounted to $33 million, compared to $29 million in 2000.

The following table sets out the dividend amounts per ADR paid in respect of each period, prior to the deduction of the applicable Israeli withholding taxes:

Year ended December 31	1999	2000	2001
	Cents per ADR		
1st Interim	3.7	5.4	6.5
2nd Interim	3.6	5.6	6.4
3rd Interim	3.5	5.5	6.3
4th Interim	5.5	6.6	9.2

* *The data in this section was adjusted to give retroactive effect to the 2:1 split of February 2000.*



1900.79
35.18
1.662.152.125
The Nasdaq Stock Market
Congratulates
TEVA
On 100 Years of Business
1900.79
35.18
1900.79
35.18
-3.0
1930
AMGEN
amazon.com
PHARMACEUTICAL INDUSTRIES LTD.
NASDAQ
NASDAQ
+0.9%
NASDAQ
The Nasdaq Stock Market
November 28, 2001
TEVA
NASDAQ
NASDAQ
NASDAQ
TEVA
NASDAQ
NASDAQ
TEVA



NASDAQ
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TEVA
Pharmaceutical Industries Ltd
TEVA
November 28, 2001

The NASDAQ building on Times Square NYC.
Teva's Centennial Celebration.
November 28, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suesskind
Dan Suesskind
Chief Financial Officer

Date: March 18, 2002